Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Nine months ended September 30, 2008	2007	2006	2005	2004	2003

Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(15,170,198)	$(11,046,779)	$(1,809,241)	$1,852	$156,011	$9,774
Plus: fixed charges	430,410	288,819	96,548	40,189	24,036	18,021

Earnings available to cover fixed charges	$(14,739,788)	$(10,757,960)	$(1,712,693)	$42,041	$180,047	$27,795

Fixed charges(1):
Interest expense, including amortization of deferred financing costs	$203,486	$112,911	$67,692	$13,529	$3,510	$2,313
Interest portion of rental payment	226,924	175,908	28,856	26,660	20,526	15,708

Total fixed charges	$430,410	$288,819	$96,548	$40,189	$24,036	$18,021

Ratio of earnings to fixed charges	(2)	(2)	(2)	1.0	7.5	1.5

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	Not meaningful.